EXHIBIT 99.1

Yuanbao Inc. Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

BEIJING, March 18, 2026 (GLOBE NEWSWIRE) -- Yuanbao Inc. (“Yuanbao” or the “Company”) (NASDAQ: YB), a leading technology-driven online insurance distributor in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter and Fiscal Year 2025 Financial and Operational Highlights

  Total revenues in the fourth quarter of 2025 were RMB1,175.3 million (US$168.1 million), representing a 32.2% year-over-year increase from RMB888.8 million in the same period of 2024. Total revenues in 2025 were RMB4,373.2 million (US$625.4 million), representing a 33.1% year-over-year increase from RMB3,284.5 million in 2024.
  Net income in the fourth quarter of 2025 was RMB337.4 million (US$48.2 million), representing a 15.4% year-over-year increase from RMB292.3 million in the same period of 2024. Net income in 2025 was RMB1,307.5 million (US$187.0 million), representing a 51.0% year-over-year increase from RMB865.8 million in 2024.
  Net income margin in the fourth quarter of 2025 was 28.7%, compared with 32.9% in the same period of 2024. Net income margin in 2025 was 29.9%, compared with 26.4% in 2024.
  Net operating cash inflow in the fourth quarter of 2025 was RMB290.7 million (US$41.6 million). Net operating cash inflow in 2025 was RMB1,495.1 million (US$213.8 million).
  Number of new policies1 in the fourth quarter of 2025 was approximately 7.9 million, representing a 34.5% year-over-year increase from approximately 5.9 million in the same period of 2024. Number of new policies in 2025 was approximately 30.7 million, representing a 36.7% year-over-year increase from approximately 22.4 million in 2024.

Recent Developments

  Large Language Model (LLM) Platform. During the fourth quarter, the Company continued to advance the upgrade and unified development of its LLM platform. Its AI capabilities further matured and entered the scaled deployment phase. Through domain-specific augmented training and knowledge base integration, the model’s performance continued to improve in scenarios such as insurance-domain Q&A, multi-turn dialogue, and policy interpretation. The Company refined its unified model-serving architecture and multi-model routing mechanism, enhancing system stability and integration efficiency while reducing AI application development costs on the business side. The LLM platform now stably supports multiple core scenarios, including pre-sales consultation, post-sales service, and service quality inspection. Model usage continues to grow, further strengthening the platform’s role as fundamental infrastructure for business operations.
  Insurance Agent. During the fourth quarter, the Company accelerated the deployment of insurance Agents across scenarios such as pre-sales, customer service, and claims assistance, steadily expanding business application coverage. Agents are now utilized in product explanations, insurance plan recommendations, customer service quality inspections, and agent-assisted responses, improving service efficiency and delivering a more consistent customer experience. The Company’s multimodal capabilities have also been applied in claims document classification and information extraction, further enhancing processing efficiency. Meanwhile, the Company continued to strengthen its insurance-vertical Agent framework and its underlying knowledge base, improving Agents’ ability to handle complex tasks, with overall model usage and business penetration steadily increasing.

Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao, commented, “We closed the fourth quarter with strong operational and financial momentum, highlighted by a 34.5% year-over-year increase in the number of new policies to approximately 7.9 million. Leveraging AI technology and a network of thousands of models, we delivered personalized product service recommendations, connecting users with coverage needs at lower cost and with higher efficiency, significantly improving the accessibility of insurance. By embedding our proprietary AI and data capabilities across the full consumer service cycle engine, we have delivered measurable gains in system stability, service quality, customer acquisition and cost efficiency. As of year-end, our AI team accounted for over 10% of our total workforce. Our matrix included over 4,900 models capable of analyzing more than 5,700 labels, an increase of more than 290 models and 820 labels compared to 2024, thereby laying a solid foundation for the continuous iteration of our engine.

“On the product and service front, our strategy remains focused on two key dimensions: accessibility and affordability. We have leveraged AI and our model network to support precise user targeting and personalized services, while developing dedicated products for specific user segments, thereby enhancing insurance accessibility and expanding protection coverage. Meanwhile, we have consistently upgraded coverage benefits, launching products such as our ‘Zero-Deductible’ Million-RMB Medical Insurance Plan to deliver a strong value proposition and enhanced claims experience. Following the release of the inaugural national ‘Commercial Insurance Innovative Drug Catalog’ at the end of last year, we partnered with insurers to quickly expand the drug coverage of our Super Medical Insurance · Million-RMB Medical Insurance product series, responding to public demand for access to advanced treatments and high-quality medications under the new policy cycle.

“As a leading player in the insurtech sector, we have achieved solid progress across technological innovation and our product and service offerings in 2025. Through steady business growth, we have further validated the sustainability of our business model while building strong competitive advantages through the deep application of AI technologies. As China enters the 15th Five-Year Plan period, supportive health insurance policies continue to gain traction, while advances in technology are playing an increasingly important role in driving the continued development of inclusive insurance. We will continue to align closely with national policy priorities and strategic priorities, leveraging AI as our core engine to deepen our focus on inclusive insurance. We remain committed to leading the industry forward, contributing to the development of a multi-tier healthcare security system, safeguarding public well-being, and supporting the advancement of the Healthy China initiative.”

Mr. Ray Wan, Chief Financial Officer of Yuanbao, added, “We delivered another quarter of robust growth, bolstered by our expanding user base, deeper integration of AI across end-to-end operations, and continuous improvements in operating efficiency. Total revenues for the quarter reached RMB1,175.3 million, representing a 32.2% increase year over year. Net income grew 15.4% year over year to RMB337.4 million, with net income margin remaining healthy at 28.7%. For the full year, total revenues increased 33.1% year over year to RMB4,373.2 million. As top-line growth continued to strengthen, net income rose 51.0% year over year to RMB1,307.5 million, with net income margin expanding to 29.9% in 2025 from 26.4% in 2024. These results reinforce our confidence in our growth trajectory and our ability to generate long-term value for our shareholders. Looking ahead, we will continue to build on this momentum, scaling our operations, advancing our AI capabilities, and further enhancing shareholder value.”
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1 The number of new policies for a given period represents the total number of both short-term and long-term insurance policies purchased by the Company’s insurance consumers during that period.

Fourth Quarter 2025 Financial Results

Total Revenues. Total revenues in the fourth quarter of 2025 were RMB1,175.3 million (US$168.1 million), representing a 32.2% year-over-year increase from RMB888.8 million in the same period of 2024. This growth was primarily driven by significant increases in revenues from both insurance distribution services and system services.

Insurance Distribution Services. Revenues from insurance distribution services in the fourth quarter of 2025 were RMB401.1 million (US$57.4 million), representing a 35.1% year-over-year increase from RMB297.0 million in the same period of 2024. This growth was mainly due to an increase in the number of policies purchased by insurance consumers on Yuanbao’s platform, partly driven by the Company’s enhanced targeted marketing efforts.

System Services. Revenues from system services in the fourth quarter of 2025 were RMB774.1 million (US$110.7 million), representing a 31.1% year-over-year increase from RMB590.4 million in the same period of 2024. This growth was primarily driven by the Company’s enhanced ability to provide partnered insurance carriers with more effective marketing services and precise analytics services, enabled by the Company’s continuously improving full consumer service cycle engine. Additionally, the increase was attributable to an expanded provision of system services to both existing and newly acquired partnered insurance carriers.

Others. Revenues from other services in the fourth quarter of 2025 were RMB0.1 million (US$0.01 million), representing a 93.0% year-over-year decrease from RMB1.4 million in the same period of 2024.

Total Operating Costs and Expenses. Total operating costs and expenses in the fourth quarter of 2025 were RMB780.4 million (US$111.6 million), representing a 30.2% year-over-year increase from RMB599.5 million in the same period of 2024.

Operations and Support Expenses. Operations and support expenses in the fourth quarter of 2025 were RMB36.7 million (US$5.3 million), representing a 13.7% year-over-year decrease from RMB42.6 million in the same period of 2024. This decrease was primarily driven by improved operating efficiency and effective cost control.

Selling and Marketing Expenses. Selling and marketing expenses in the fourth quarter of 2025 were RMB552.3 million (US$79.0 million), representing a 47.7% year-over-year increase from RMB374.0 million in the same period of 2024. This increase was primarily due to the Company’s enhanced marketing efforts to attract new consumers and retain existing consumers.

General and Administrative Expenses. General and administrative expenses in the fourth quarter of 2025 were RMB79.6 million (US$11.4 million), representing a 22.5% year-over-year decrease from RMB102.7 million in the same period of 2024. The decrease was mainly driven by one-off project-related bonuses accrued in the fourth quarter of 2024, with no similar accruals in the fourth quarter of 2025.

Research and Development Expenses. Research and development expenses in the fourth quarter of 2025 were RMB111.7 million (US$16.0 million), representing a 39.1% year-over-year increase from RMB80.3 million in the same period of 2024. This increase was primarily due to enhanced research and development efforts and an expansion in R&D personnel, aimed at reinforcing the Company’s leadership position as a technology-driven online insurance distributor.

Investment Income. Investment income in the fourth quarter of 2025 was RMB14.4 million (US$2.1 million), compared with RMB3.9 million in the same period of 2024. This growth was primarily due to higher investment income from short-term investments.

Income Tax Expenses. Income tax expenses in the fourth quarter of 2025 were RMB75.4 million (US$10.8 million), representing a 734.9% year-over-year increase from RMB9.0 million in the same period of 2024. This increase was primarily driven by the accrual of withholding income tax in the fourth quarter of 2025.

Net Income and Net Income Margin. Net income in the fourth quarter of 2025 was RMB337.4 million (US$48.2 million), representing a 15.4% year-over-year increase from RMB292.3 million in the same period of 2024. Net income margin in the fourth quarter of 2025 was 28.7%, compared with 32.9% in the same period of 2024.

Non-GAAP Adjusted Net Income2 and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in the fourth quarter of 2025 was RMB354.5 million (US$50.7 million), representing a 13.2% year-over-year increase from RMB313.0 million in the same period of 2024. Non-GAAP adjusted net income margin in the fourth quarter of 2025 was 30.2%, compared with 35.2% in the same period of 2024.

Basic and Diluted Net Income per ADS.3 Basic net income per ADS in the fourth quarter of 2025 was RMB7.49 (US$1.07), compared with RMB11.02 in the same period of 2024. Diluted net income per ADS in the fourth quarter of 2025 was RMB6.96 (US$1.00), compared with RMB6.43 in the same period of 2024.

Fiscal Year 2025 Financial Results

Total Revenues. Total revenues in 2025 were RMB4,373.2 million (US$625.4 million), representing a 33.1% year-over-year increase from RMB3,284.5 million in 2024.

Insurance Distribution Services. Revenues from insurance distribution services in 2025 were RMB1,446.8 million (US$206.9 million), representing a 33.8% year-over-year increase from RMB1,081.3 million in 2024.

System Services. Revenues from system services in 2025 were RMB2,922.7 million (US$417.9 million), representing a 33.2% year-over-year increase from RMB2,194.2 million in 2024.

Others. Revenues from other services in 2025 were RMB3.6 million (US$0.5 million), representing a 60.4% year-over-year decrease from RMB9.0 million in 2024.

Total Operating Costs and Expenses. Total operating costs and expenses in 2025 were RMB3,036.6 million (US$434.2 million), representing a 25.2% year-over-year increase from RMB2,425.9 million in 2024.

Operations and Support Expenses. Operations and support expenses in 2025 were RMB167.5 million (US$23.9 million), representing a 0.7% year-over-year increase from RMB166.3 million in 2024.

Selling and Marketing Expenses. Selling and marketing expenses in 2025 were RMB2,217.2 million (US$317.0 million), representing a 23.9% year-over-year increase from RMB1,789.9 million in 2024.

General and Administrative Expenses. General and administrative expenses in 2025 were RMB286.8 million (US$41.0 million), representing a 20.2% year-over-year increase from RMB238.6 million in 2024.

Research and Development Expenses. Research and development expenses in 2025 were RMB365.1 million (US$52.2 million), representing a 58.0% year-over-year increase from RMB231.0 million in 2024.

Investment Income. Investment income in 2025 was RMB45.2 million (US$6.5 million) compared with RMB6.4 million in 2024.

Income Tax Expenses. Income tax expenses in 2025 were RMB101.2 million (US$14.5 million), representing a 295.7% year-over-year increase from RMB25.6 million in 2024.

Net Income and Net Income Margin. Net income in 2025 was RMB1,307.5 million (US$187.0 million), representing a 51.0% year-over-year increase from RMB865.8 million in 2024. Net income margin in 2025 was 29.9%, compared with 26.4% in 2024.

Non-GAAP Adjusted Net Income and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in 2025 was RMB1,381.9 million (US$197.6 million), representing a 48.6% year-over-year increase from RMB929.9 million in 2024. Non-GAAP adjusted net income margin in 2025 was 31.6%, compared with 28.3% in 2024.

Basic and Diluted Net Income per ADS. Basic net income per ADS in 2025 was RMB55.72 (US$7.97), compared with RMB26.07 in 2024. Diluted net income per ADS in 2025 was RMB27.44 (US$3.92), compared with RMB19.15 in 2024.

Cash Position and Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents, time deposits, restricted cash, short-term investments and long-term bank deposits of RMB4.04 billion (US$577.6 million), representing increases of 72.9% year over year and 7.7% quarter over quarter.

In the fourth quarter of 2025, net cash provided by operating activities was RMB290.7 million (US$41.6 million). In fiscal year 2025, net cash provided by operating activities was RMB1,495.1 million (US$213.8 million).
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2 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
3 Each ADS represents six of the Company’s Class A ordinary shares, par value US$0.0001 per share.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on March 18, 2026 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2025.

Participant Online Registration:
https://register-conf.media-server.com/register/BIb08c5d8b1d5e4ab9b8a0fc3bce9ffbf7

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.yb-inc.com.

About Yuanbao Inc.

Yuanbao Inc. is a leading technology-driven online insurance distributor in China, committed to protecting health and well-being through innovative technology. Leveraging its proprietary consumer service cycle engine and advanced technologies, Yuanbao delivers customized insurance solutions from its partnered insurance carriers to over ten million insurance consumers throughout the entire insurance lifecycle, ranging from personalized recommendations to post-sales services. Through deep collaboration with insurance carriers and the use of data-driven insights, Yuanbao empowers carriers to tailor flagship products, enhances consumer engagement, and drives scalable and efficient distribution.

For more information, please visit: ir.yb-inc.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP financial measures, including adjusted net income and adjusted net income margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expense, and adjusted net income margin represents adjusted net income as a percentage of revenue. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as an analytical tool and when assessing the Company’s operating performance, investors should not consider it in isolation. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as a comparative measure to the Company’s data.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement contain forward-looking statements. Yuanbao may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Yuanbao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yuanbao’s mission, goals and strategies; Yuanbao’s future business development, financial condition and results of operations; the expected growth of the insurance industry in China; Yuanbao’s expectations regarding demand for and market acceptance of its products and services; Yuanbao’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance industry. Further information regarding these and other risks is included in Yuanbao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yuanbao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yuanbao Inc.
E-mail: ir@yb-inc.com

Piacente Financial Communications
Helen Wu
Tel: +86-10-6508-0677
E-mail: yb@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: yb@thepiacentegroup.com

YUANBAO INC. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,904,674	860,455	123,043
Time deposits	80,000	273,416	39,098
Restricted cash	15,000	23,525	3,364
Short-term investments	336,217	2,829,462	404,608
Accounts receivable, net	260,958	441,414	63,121
Prepayments and other current assets, net	75,964	29,768	4,257
Total current assets	2,672,813	4,458,040	637,491
Non-current assets:
Property and equipment, net	4,896	13,784	1,971
Intangible assets, net	58,049	64,553	9,231
Long-term bank deposits	-	52,492	7,506
Right-of-use assets	19,335	8,566	1,225
Deferred tax assets, net	6,936	33,337	4,767
Other non-current assets, net	17,611	24,796	3,546
Total non-current assets	106,827	197,528	28,246
TOTAL ASSETS	2,779,640	4,655,568	665,737
LIABILITIES
Current liabilities:
Accounts payable	10,676	17,378	2,485
Contract liabilities	117,649	63,541	9,086
Salary and welfare payable	160,690	230,039	32,895
Taxes payable	51,359	43,275	6,189
Current lease liabilities	13,447	7,077	1,012
Accrued expenses and other current liabilities	586,990	777,416	111,169
Total current liabilities	940,811	1,138,726	162,836
Non-current liabilities:
Non-current lease liabilities	5,714	846	121
Deferred tax liabilities, net	46,030	169,701	24,267
Total non-current liabilities	51,744	170,547	24,388
TOTAL LIABILITIES	992,555	1,309,273	187,224

TOTAL MEZZANINE EQUITY	3,420,882	-	-

SHAREHOLDERS' DEFICIT:
Ordinary shares	71	-	-
Class A ordinary shares	-	135	19
Class B ordinary shares	-	55	8
Additional paid-in capital	198,664	3,179,602	454,677
Statutory reserves	80,975	230,033	32,894
Accumulated deficit	(1,932,128)	(72,851)	(10,418)
Accumulated other comprehensive income	18,621	9,321	1,333
TOTAL SHAREHOLDERS' (DEFICIT)/EQUITY	(1,633,797)	3,346,295	478,513
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY	2,779,640	4,655,568	665,737

YUANBAO INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended,			For the year ended,
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	USD	RMB	RMB	USD
Revenues	888,757	1,175,268	168,061	3,284,525	4,373,153	625,353
Operating costs and expenses*:
Operations and support	(42,577)	(36,736)	(5,253)	(166,331)	(167,458)	(23,946)
Selling and marketing expenses	(373,993)	(552,342)	(78,984)	(1,789,908)	(2,217,159)	(317,050)
General and administrative expenses	(102,659)	(79,560)	(11,377)	(238,639)	(286,843)	(41,018)
Research and development expenses	(80,320)	(111,732)	(15,977)	(231,041)	(365,113)	(52,210)
Total operating costs and expenses	(599,549)	(780,370)	(111,591)	(2,425,919)	(3,036,573)	(434,224)
Other income:
Interest income	5,879	5,061	724	24,310	22,092	3,159
Exchange loss	2,407	(1,445)	(207)	320	(4,246)	(607)
Investment income	3,862	14,360	2,053	6,423	45,197	6,463
Others, net	(22)	(61)	(9)	1,755	9,088	1,300
Income before income taxes	301,334	412,813	59,031	891,414	1,408,711	201,444
Income tax expenses	(9,035)	(75,430)	(10,786)	(25,568)	(101,171)	(14,467)
Net income	292,299	337,383	48,245	865,846	1,307,540	186,977
Accretion to preferred shares redemption value	(97,009)	-	-	(429,931)	700,795	100,212
Net income attributable to Yuanbao Inc.’s ordinary shareholders	195,290	337,383	48,245	435,915	2,008,335	287,189

Net income	292,299	337,383	48,245	865,846	1,307,540	186,977
Other comprehensive income/(loss):
Foreign currency translation adjustments	5,665	(4,225)	(604)	3,326	(9,300)	(1,330)
Total comprehensive income	297,964	333,158	47,641	869,172	1,298,240	185,647
Accretion to preferred shares redemption value	(97,009)	-	-	(429,931)	700,795	100,212
Comprehensive income attributable to Yuanbao Inc.’s ordinary shareholders	200,955	333,158	47,641	439,241	1,999,035	285,859

Net income per share attributable to Yuanbao Inc.’s ordinary shareholders
Basic	1.84	1.25	0.18	4.34	9.29	1.33
Diluted	1.07	1.16	0.17	3.19	4.57	0.65

Net income per ADS** attributable to Yuanbao Inc.’s ordinary shareholders
Basic	11.02	7.49	1.07	26.07	55.72	7.97
Diluted	6.43	6.96	1.00	19.15	27.44	3.92

Weighted average number of ordinary shares used in computing net income per share
Basic	106,343,625	270,192,931	270,192,931	100,343,557	216,250,148	216,250,148
Diluted	272,853,124	290,760,903	290,760,903	271,314,436	285,902,414	285,902,414

YUANBAO INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED) (All amounts in thousands, except for share, per share data, ADS and per ADS data)

*Share-based compensation expenses are included in the operating costs and expenses as follows：

	For the three months ended,			For the year ended,
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	USD	RMB	RMB	USD
Operations and support	(13)	(8)	(1)	(29)	(39)	(6)
Selling and marketing expenses	(4,069)	(3,034)	(434)	(14,222)	(13,520)	(1,933)
General and administrative expenses	(9,836)	(8,872)	(1,269)	(34,404)	(37,674)	(5,387)
Research and development expenses	(6,815)	(5,197)	(743)	(15,362)	(23,086)	(3,301)
Total	(20,733)	(17,111)	(2,447)	(64,017)	(74,319)	(10,627)

**Each ADS represents six Class A ordinary shares.

YUANBAO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (UNAUDITED) (All amounts in thousands, unless otherwise noted)

	For the three months ended,			For the year ended,
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	USD	RMB	RMB	USD
Net income	292,299	337,383	48,245	865,846	1,307,540	186,977
Add:
Share-based compensation expenses	20,733	17,111	2,447	64,017	74,319	10,627
Non-GAAP adjusted net income	313,032	354,494	50,692	929,863	1,381,859	197,604